Southwest Airlines and Points Launch the Ability to
Donate Rapid Rewards Points to Charity

Rapid Rewards Members now have the ability to donate loyalty points to select charities

TORONTO, Dec. 17, 2015 - Southwest Airlines (NYSE: LUV) and Points (TSX:PTS) (Nasdaq:PCOM), the global leader in loyalty currency management, today celebrate the launch of a donation program that allows Southwest Rapid Rewards Members to donate their unused points to featured charities and nonprofit organizations.

The new website donation system was developed on the Points Loyalty Commerce Platform by Vigorate Digital Solutions, one of North America’s leading digital marketing companies, and gives Rapid Rewards Members the ability to support featured charities year-round. Rapid Rewards points donated under this program can be used by the participating charities to support their extensive travel needs.

“Southwest Rapid Rewards members are some of the airline industry’s most loyal Customers and we want all of our Members to get the most out of their loyalty points,” said Jonathan Clarkson, director, Rapid Rewards program and Partnerships at Southwest Airlines. “Introducing a program that provides more opportunities to use rewards is the perfect complement to our culture. These charities represent causes that are important to our company and our Members, and we’re excited to offer them the chance to give back just in time for the holidays.”

Rapid Rewards Members can access the donation program through the Southwest Rapid Rewards My Account. To participate, Members simply select the charity of their choice and the number of points they wish to donate. There are no fees associated with the donation program so members can donate for free.

“At Points, we are thrilled to support this charitable initiative from Southwest and acknowledge their dedication to being a good corporate citizen,” said Rob MacLean, CEO at Points. “We are proud that an industry leader like Southwest is able to leverage our platform and relationship with a great third party developer like Vigorate to create new, innovative solutions for their Members.”

Rapid Rewards Members can now donate points year-round to several featured charities:

•	All Hands Volunteers
•	American Red Cross
•	Dream Foundation
•	Honor Flight Network
•	Make-A-Wish®
•	Ronald McDonald House Charities, Inc
•	Student Conservation Association
•	Team Rubicon
•	The Mission Continues

Southwest Airlines partnered with Points in 2013 to enhance Rapid Rewards Members’ abilities to collect and share their valuable points, by offering points sales, gifting and transfer capabilities. In 2014, the partnership expanded to include a business incentive program, called Rapid Rewards Partnership Points, which allows businesses to directly reward their customers or employees with Southwest Rapid Reward Points.

For more information on Southwest Donate, visit www.southwest.com/rapidrewards. For more information on Points visit www.points.com

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

About Southwest Airlines Co.

In its 45th year of service, Dallas-based Southwest Airlines (NYSE: LUV) continues to differentiate itself from other air carriers with exemplary Customer Service delivered by more than 48,000 Employees to more than 100 million Customers annually. Southwest proudly operates a network of 97 destinations across the United States and seven additional countries with more than 3,900 departures a day during peak travel season.

Based on the U.S. Department of Transportation’s most recent data, Southwest Airlines is the nation's largest carrier in terms of originating domestic passengers boarded. The Company operates the largest fleet of Boeing aircraft in the world, the majority of which are equipped with satellite-based WiFi providing gate-to-gate connectivity. That connectivity enables Customers to use their personal devices to view video on-demand movies and television shows, as well as nearly 20 channels of free, live TV compliments of our valued Partners. Southwest created Transfarency, a philosophy which treats Customers honestly and fairly, and in which low fares actually stay low. Southwest is the only major U.S. airline to offer bags fly free® to everyone (first and second checked pieces of luggage, size and weight limits apply, some airlines may allow free checked bags on select routes or for qualified circumstances), and there are no change fees, though fare differences might apply. In 2014, the airline proudly unveiled a bold new look: Heart. The new aircraft livery, airport experience, and logo, showcase the dedication of Southwest Employees to connect Customers with what’s important in their lives.

From its first flights on June 18, 1971, Southwest Airlines launched an era of unprecedented affordability in air travel described by the U.S. Department of Transportation as "The Southwest Effect," a lowering of fares and increase in passenger traffic whenever the carrier enters new markets. With 42 consecutive years of profitability, Southwest is one of the most honored airlines in the world, known for a triple bottom line approach that contributes to the carrier's performance and productivity, the importance of its People and the communities they serve, and an overall commitment to efficiency and the planet. The 2014 Southwest Airlines One Report™ can be found at SouthwestOneReport.com.

Book Southwest Airlines' low fares online at Southwest.com or by phone at 800-I-FLY-SWA.

Points Investor Relations
Addo Communications
Laura Bainbridge
laurab@addocommunications.com
310-829-5400

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474

Southwest Media Relations

Visit the Southwest Newsroom at swamedia.com for multi-media assets and other Company news
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